Exhibit 18.2

April 2, 2007

To the Board of Directors of

Channell Commercial Corporation

26040 Ynez Road

Temecula, CA 92591

Dear Sirs/Madams:

We have audited the consolidated financial statements of Channell Commercial Corporation and subsidiaries as of and for the year ended December 31, 2006, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated April 2, 2007, which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment.  Note B to such financial statements contains a description of your change, during the year ended December 31, 2006, in the date for the annual goodwill impairment test for the Bushmans reporting unit.  In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP